UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ▢ Form C: Offering Statement
- ▢ Form C-U: Progress Update
- ▢ Form C/A: Amendment to Offering Statement
  - ▢ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ▢ Form C-AR/A: Amendment to Annual Report
- ▢ Form C-TR: Termination of Reporting

Name of issuer
J. Johnson & Company L.L.C.

Legal status of issuer

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> North Carolina

> ***Date of organization***
> March 29, 2019

Physical address of issuer
2664 Timber Drive , Suite 187, Garner , NC 27529

Website of issuer
https://www.hubbkitchens.com/

Name of co-issuer
JJ&Co. SPV, LLC

Legal status of co-issuer

> ***Form***
> Limited Liability Company

Jurisdiction of Incorporation/Organization
North Carolina

Date of organization
June 3, 2022

Physical address of co-issuer
236 Sunnybrook Road , Raleigh, NC 27620

Website of co-issuer

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$125,630.00	$96,243.00
Cash & Cash Equivalents	$41,660.00	$62,438.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$571.00	$0.00
Long-term Debt	$0.00	$105,197.00
Revenues/Sales	$439,199.00	$320,818.00
Cost of Goods Sold	$79,398.00	$16,707.00
Taxes Paid	$0.00	$0.00
Net Income	$76,923.00	-$2,525.00

July 18, 2023

FORM C-AR

J. Johnson & Company L.L.C.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by J. Johnson & Company L.L.C., a North Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.hubbkitchens.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 18, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions,

results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

J. Johnson & Company L.L.C. (the "Company") is a North Carolina Limited Liability Company, formed on March 29, 2019. The Company is currently also conducting business under the name of HUBB Kitchens .

The Company is located at 2664 Timber Drive , Suite 187, Garner , NC 27529.

The Company's website is https://www.hubbkitchens.com/.

The information available on or through our website is not a part of this Form C-AR.

JJ&Co. SPV, LLC (the "Co-Issuer") is a North Carolina Limited Liability Company, formed on June 3, 2022.

The Co-Issuer is located at 236 Sunnybrook Road , Raleigh, NC 27620.

The Co-Issuer's website is .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Hubb Kitchens is a company that provides innovative and customizable kitchen solutions, offering a wide range of high-quality kitchen products and services to meet the diverse needs of its customers.

RISK FACTORS

Risks Related to the Company's Business and Industry

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jason Johnson, Jon Comtois, and Katherine Symanowicz who are Fotmder & Managing Member, Director of Operations, and Director of Marketing of the Company. The Company has or intends to enter into employment agreements

with Jason Johnson, Jon Comtois, and Katherine Symanowicz although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jason Johnson, Jon Comtois, and Katherine Symanowicz or

any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man Iife insurance policies on any such people.

The Company is dependent on Jason Johnson, Jon Comtois, and Katherine Symanowicz in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jason Johnson, Jon Comtois, and Katherine Symanowicz die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination

is made.

We are not subject lo Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment

tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a vims and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and

cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts .. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including

with respect to:

• food safety concerns, including food tampering or contamination;

• food-borne illness incidents;

• the safety of the food commodities we use, particularly beef;

• guest injury;

• security breaches of confidential guest or employee information;

• employment-related claims relating to alleged employment discrimination, wage and hour

violations, labor standards or health care and benefit issues; or

• government or industry findings concerning our restaurant, restaurants operated by other food

service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Hubb Kitchens is a company that provides innovative and customizable kitchen solutions, offering a wide range of high-quality kitchen products and services to meet the diverse needs of its customers.

Business Plan - The Company

The supply of affordable rentable commercial kitchen space that allows food business owners to operate and produce their products in accordance with federal and state food regulations is essentially nonexistent in THE TRIANGLE. By mitigating start-up costs and providing a nurturing environment, H.U.B.B. Kitchens will help food businesses start, grow, and stay in their communities by taking a time-tested successful co-working concept and swapped out office space for kitchens.

Business Plan - The Co-Issuer

JJ&Co. SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on North Carolina in North Carolina and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:

- If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
- Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

☐ Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

☐ Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and

☐ Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Equipped Commercial Kitchen	Our facility offers a fully equipped kitchen space for individuals or businesses in need of a professional cooking environment.	Restaurant Owners, Private Chefs, Food Truck Vendors
Branded Food/Retail Products	A variety of culinary offerings are available for sale	Raleigh-Durham International airport travelers and employees

Cincinnati and Dulles Ghost Kitchen is a culinary concept similar to RDU Ghost Kitchen that provides a virtual kitchen space for a take-out and delivery-only restaurants.

Our facilities provide a fully equipped commercial kitchen where businesses can prepare their menu items exclusively for online orders, delivery services, B2B sales, and direct to consumer. We also offer food and beverages through our retail locations at Raleigh-Durham International airport, Cincinnati/Northern Kentucky Airport, and Dulles International airport.

Competition

The Company's primary competitors are The Company's primary competitors are The Kitchen Archive, The Cookery, Piedmont Food Processing Center regionally.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive

factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

Restaurant owners, private chefs, food truck vendors, beginning farmers, home-based bakers and producers, private instructors or demonstrators, and individuals who are seeking culinary arts classes and airport travelers seeking contactless food options.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
VESSEL OPERATING HOLDCO LLC	J. Johnson & Company L.L.C.	Company engages to receive the subcontracted right for certain restaurant brands to provide the kitchen services within airports.	

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Airport Concessions	F.A.A.	ACDBE	August 17, 2020	August 13, 2021

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees,

those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 2664 Timber Drive , Suite 187, Garner , NC 27529

The Company has the following additional addresses:

The Company conducts business in Florida, Kentucky, and Virginia .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member - March 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Strategic Leadership, Decision Making, Corporate Governance, Financial Management, Team Leadership, Stakeholder Management, Business Development, Risk Management, Communication, and Performance Monitoring.

Education

Jason has over 16 years of restaurant management experience with successful brands such as Ruth's Chris Steakhouse, P.F. Chang's China Bistro, and The Capital Grille.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member - March 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Strategic Leadership, Decision Making, Corporate Governance, Financial Management, Team Leadership, Stakeholder Management, Business Development, Risk Management, Communication, and Performance Monitoring.

Education

Jason has over 16 years of restaurant management experience with successful brands such as Ruth's Chris Steakhouse, P.F. Chang's China Bistro, and The Capital Grille.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in North Carolina.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Anthony Perry	Independent Contractor	January 1, 2023	December 31, 2023

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____0_____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Revenue Share Notes Notes/Bonds
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	
Name of creditor	
Amount outstanding	
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Revenue Share Agreements	67,000	$67,000.00	Operational expenses such as payroll, R&M, and equipment purchases	November 1, 2021	Regulation CF

Ownership of the Company

The Company is broadly held amongst eleven owners.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jason Johnson	65.1%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$360,475.00	-$42,934.00	$0.00

Operations

Since Inception, the Company has relied on funds received from its founders and first revenue generating location to fund its operations. As of December 31, 2021, the Company has $20,000

working capital. We are in progress of opening a second location. Based on projections and current performance of first location we project positive working capital starting July 2022, but not guaranteed and while the company believes a conservative viewpoint would assume a loss in 2022. Our first revenue generating location opened December 2020 generated $3,633.95 that month. During 2021, the Company funded its operations with $67,000 revenue share funding from a crowdfunding campaign, and funds from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties. Our most recent financing was conducted 2022 and 2023. Following the Offering, we do not intend to raise capital again until we have established 5 airport locations. We are currently focusing on operation efficiencies rather than generating profits. We are not certain when or if we will generate profits in the future, and intend to devote our resources to streamlining our processes and brand awareness in the near future.

The Company intends to streamline and consolidate needed human man hours by the use of technology and automation to maintain and increase profitability in the next 12 months.

Liquidity and Capital Resources

On October 1st, 2023 the Company conducted an offering pursuant to Regulation CF and raised $94,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Dulles International Airport opening September 2023 and will require $1 million total dollars of Capital Expenditure.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	FSMP, LLC
Relationship to the Company	Member
Total amount of money involved	$12,500.00
Benefits or compensation received by related person	Principal and 25% interest paid on June 30th, 2022
Benefits or compensation received by Company	$12,500 USO
Description of the transaction	Loan

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jason Johnson
_____
(Signature)

Jason Johnson
_____
(Name)

Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
_____
(Signature)

_____
(Name)

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Johnson
(Signature)

Jason Johnson
(Name)

Managing Member
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

J. JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
J. Johnson & Company, LLC d/b/a HUBB Kitchens
Raleigh, NC

We have reviewed the accompanying consolidated financial statements of J. Johnson & Company, LLC d/b/a HUBB Kitchens (a limited liability company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of J. Johnson & Company, LLC d/b/a HUBB Kitchens and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Plano, TX
July 10, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022 AND 2021

		2022		2021
ASSETS				
CURRENT ASSETS				
Cash	$	41,660	$	40,596
Related Party Receivables		-		1,628
		41,660		42,224
NON-CURRENT ASSETS				
Right-Of-Use-Assets, Net		55,861		-
Fixed Assets		44,430		44,430
Accumulated Depreciation		(16,320)		(10,815)
TOTAL NON-CURRENT ASSETS		83,971		33,615
TOTAL ASSETS	$	125,630	$	75,839
LIABILITIES AND MEMBERS' EQUITY				
NON-CURRENT LIABILITIES				
Lease Liabilities		55,861		-
Related Party Loan		571		-
Long Term Loan-Revenue Share Agreements		-		62,051
TOTAL LIABILITIES		56,432		62,051
MEMBERS' EQUITY				
Contributed Capital		34,441		55,953
Retained Earnings (Deficit)		34,758		(42,165)
TOTAL MEMBERS' EQUITY		69,199		13,788
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	125,630	$	75,839

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

		2022		2021
Operating Income				
Sales	$	439,199	$	360,475
Cost of Goods Sold		79,398		16,707
Gross Profit		359,801		343,768
Operating Expense				
General & Administrative		136,294		234,510
Payroll		71,737		40,338
Rent		61,917		89,596
Legal & Professional		6,996		14,447
Depreciation & Amortization		5,505		5,505
Advertising & Marketing		429		2,306
		282,878		386,702
Net Income (Loss) from Operations		76,923		(42,934)
Other Income				
Other Income		-		40,408
Net Income (Loss)	$	76,923	$	(2,525)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 76,923	$ (2,525)
Depreciation and Amortization	5,505	5,505
Change in Related Party Receivables	1,628	(1,628)
Net Cash Flows From Operating Activities	84,056	1,352
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	(23,927)
Acquisition of Right-Of-Use-Assets, Net	(55,861)	-
Net Cash Flows From Investing Activities	(55,861)	(23,927)
Cash Flows From Financing Activities		
Increase in Lease Liabilities	55,861	-
Proceeds from Borrowings	571	62,051
Draws on Contributions	(21,512)	(2,520)
Repayment of Borrowings	(62,051)	-
Net Cash Flows From Financing Activities	(27,131)	59,531
Cash at Beginning of Period	40,596	3,640
Net Increase In Cash	1,064	36,955
Cash at End of Period	$ 41,660	$ 40,596

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

3

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Contributed Capital	Retained Earnings (Deficit)	Total Members' Equity
Balance at December 31, 2020	$ 58,473	$ (39,640)	$ 18,833
Draws on Contributions	(2,520)		(2,520)
Net Loss		(2,525)	(2,525)
Balance at December 31, 2021	$ 55,953	$ (42,165)	$ 13,788
Draws on Contributions	(21,512)		(21,512)
Net Income		76,923	76,923
Balance at December 31, 2022	$ 34,441	$ 34,758	$ 69,199

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

J. Johnson & Company, LLC ("the Company") is a limited liability company organized under the state of North Carolina. The Company offers food entrepreneurs an affordable solution to own or lease a kitchen through their shared commercial kitchen spaces.

The Company wholly owns Corporation Parkway Kitchen, LLC. The financial statements have been consolidated to show the operations of both the Company and the subsidiary entity. All intercompany transactions have been eliminated in consolidation.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been consolidated and prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary operating in the State of North Carolina. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2022, and 2021, fixed assets consisted of the following: tools, machinery, computer equipment, and furniture & fixtures used for the operations of the business.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from: (1) membership fees amounting to $21,960 in 2022 and $28,838 in 2021 (2) hourly rental fees amounting to $241,559 in 2022 and $234,309 in 2021 (3) storage rental fees amounting to $21,960 in 2022 and $90,119 in 2021 (4) consulting services amounting to $43,920 in 2022 and $7,210 in 2021 (5) product sales amounting to $109,800 in 2022 and $0 in 2021.

According to GAAP standards, all stated revenue has been recognized at the point when the service has been performed, and the customer has obtained the benefits of the service. Revenue from the sale of products was recognized at the point of delivery.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022 and 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Receivables

The Company grants credits to related parties to cover certain expenses. The receivables represent advancements by the Company to its partner. The receivables do not accrue interest and have no scheduled repayment due date. As of December 31, 2022 and 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Leases

The Company occupied retail space under a non-cancellable operating lease. The lease term expired on April 30, 2022, and was not renewed.

The Company currently occupies multiple retail spaces under non-cancellable operating leases. The leases will expire in 2026 and may be renewed at the option of the Company at the then-current market rate.

Future minimum monthly payments due under the leases are as follows; excluding additional rental payments, common area maintenance fees, insurance, property taxes and other miscellaneous fees:

2023- $9,963
2024- $10,075
2025- $10,189

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. The Company uses a risk-free discount rate based on the information available at the commencement date in determining the present value of lease payments which goes as follows:

Lease Terms and Discount Rates:

	12/31/2022
Weighted-Average Remaining Lease Terms (Years)	
Operating leases	3.4
Risk-Free Discount Rates	
Operating leases	6.00%

Other Income – Disaster Assistance

In 2021, the Company received disaster assistance in the form of state-local grants and loans under the Paycheck Protection Program ("PPP"), the Covid-19 Economic Injury Disaster Loan Program ("EIDL"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

NOTE C- DEBT

Long Term Loan- Revenue Share Agreements

In 2021, the Company entered into multiple revenue sharing agreements (the "Long Term Loan-Revenue Share Agreements") amounting to $62,051 with various investors in connection with its services. The investors are entitled to receive payment from the Company for each calendar quarter in an amount equal to 1.5 times the investment amount. The Company makes quarterly payments until all debt is settled.

During 2022, the Company paid all outstanding obligations owed to its investors.

Related Party Loan

During 2022, the Company issued a related party note payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan"). The loan bears no interest and is payable at a future date to be determined by management.

NOTE D- EQUITY

The Company currently has three classes of equity outstanding.

Class A Units: Class A units shall be entitled to cast one vote for each Class A Unit that the Member owns.

Class B Units: Class B units shall be entitled to cast one vote for each Class B Unit that the Member owns.

Class C Units: Class C units shall be entitled to cast one vote for each Class C Unit that the Member owns.

As of December 31, 2022 and 2021, the number of shares issued and outstanding by class was as follows:

Class A	2,910,119
Class B	898,348
Class C	1,633,403

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 10, 2023, the date that the financial statements were available to be issued.